UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): October 5, 2020 (September 13, 2020)

Otis Gallery LLC
(Exact name of issuer as specified in its charter)

Delaware	37-1921598
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

335 Madison Ave, 16th Floor, New York, NY 10017
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Series #KW Interests, Series Drop 002 Interests, Series Drop 003 Interests, Series Drop 004 Interests, Series Drop 005 Interests, Series Drop 008 Interests, Series Drop 009, Series Drop 010 Interests, Series Gallery Drop 011 Interests, Series Gallery Drop 012 Interests Series Gallery Drop 014 Interests, Series Gallery Drop 015 Interests, Series Gallery Drop 016 Interests, Series Gallery Drop 018 Interests, Series Gallery Drop 019 Interests, Series Gallery Drop 020 Interests, Series Gallery Drop 022 Interests, Series Gallery Drop 024 Interests, Series Gallery Drop 026 Interests, Series Gallery Drop 027 Interests
(Title of each class of securities issued pursuant to Regulation A)

Item 9
Other Events
On October 5, 2020, Otis Gallery LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), changed the broker-dealer acting as executing broker in connection with each of our offerings from North Capital Private Securities Corporation (“NCPS”) to Dalmore Group, LLC (“Dalmore”). This change is not expected to result in a fundamental change to the nature of our business or plan of operations.
The interests of the series of our company offered under our offering statement filed with the Securities and Exchange Commission (the “Commission”) and originally qualified by the Commission on July 17, 2019 (as amended and supplemented, the “offering circular”), may be referred to in this report as “interests” and each, individually, as an “interest.”
Amendment of Limited Liability Company Agreement
In connection with the above, on October 5, 2020, Otis Wealth, Inc. (“our manager”) entered into a Second Amendment to Liability Company Agreement of Otis Gallery LLC (such amendment, the “Amendment,” and the limited liability company agreement, “LLC Agreement”), which Amendment amends certain series designations, attached as exhibits to the LLC Agreement, as follows:
  With respect to the following series, for which subscriptions have been received as of October 5, 2020 but the initial closings have not yet taken place, to include both NCPS and Dalmore as broker for each of the applicable series and describe the applicable brokerage fee: Series Gallery Drop 013, Series Gallery Drop 025, Series Gallery Drop 031, Series Gallery Drop 033, Series Gallery Drop 035, Series Gallery Drop 036 and Series Gallery Drop 037; and
  With respect to the following series, for which no subscriptions have been received as of October 5, 2020, to include Dalmore as broker for each of the applicable series and describe the applicable brokerage fee: Series Gallery Drop 038, Series Gallery Drop 039, Series Gallery Drop 040, Series Gallery Drop 041 and Series Gallery Drop 042.
A copy of the Amendment has been filed as Exhibit 2.4 to this report. No interests under these series designations have been issued as of the date of this report.
Termination of NCPS Broker-Dealer Relationship
In connection with the above, on October 5, 2020, our company entered into a Termination Agreement (the “Termination Agreement”) with NCPS, which agreement terminates the broker-dealer relationship with NCPS and the Amended and Restated Solicitation Agreement, dated July 9, 2019, between our company and NCPS. A copy of the Termination Agreement has been filed as Exhibit 6.1.1 to this report.
Entry into Broker-Dealer Agreement
In advance of and in connection with the above, on September 3, 2020, our company entered into a Broker-Dealer Agreement (the “Broker-Dealer Agreement”) with Dalmore. Pursuant to the Broker-Dealer Agreement, Dalmore serves, effective as of October 5, 2020, as our executing broker in in connection with the sale of our interests. Pursuant to the Broker-Dealer Agreement, Dalmore’s role in the offering is limited to serving as the broker of record, including processing transactions of potential investors and providing investor qualification recommendations (e.g., “Know Your Customer” and anti-money-laundering checks) and coordinating with third-party providers to ensure adequate review and compliance. Dalmore will have access to the subscription information provided by investors and will serve as broker of record for each offering by processing transactions by investors through the platform technology. Dalmore will not solicit any investors on our behalf, act as underwriter or provide investment advice or investment recommendations to any investor. Dalmore is a broker-dealer registered with the Commission and a member of the Financial Institution Regulatory Authority (“FINRA”) and Securities Investor Protection Corporation and will be registered in each state where each offering and sale of interests will occur, prior to the launch of each offering. Dalmore will receive the Brokerage Fee described below but will not purchase any interests and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with any offering.

As compensation for providing the services to us as described in the Broker-Dealer Agreement in connection with each offering, Dalmore will receive a brokerage fee equal to 1% of the amount raised through each offering (the “Brokerage Fee”). Each series of interests will be responsible for paying the Brokerage Fee to Dalmore from the proceeds of the sale of interests in each such series. The Brokerage Fee will be payable immediately upon the closing of each offering.
In addition thereto, our manager will pay Dalmore (a) a fee of $1,000 per amendment to our offering circular and (b) a one-time consulting fee of $20,000 for the provision of ongoing general consulting services related to our offerings (such as coordination with third-party vendors and providing general guidance), due and payable following the issuance by FINRA of a no-objection letter. Further, in connection with the execution of the Broker-Dealer Agreement, our manager paid Dalmore a one-time advance payment of $5,000 for out-of-pocket expenses anticipated to be incurred by the Broker, such as costs related to preparing the FINRA filing, due diligence expenses, working with counsel to our manager and our company and other services necessary and required prior to the approval of this offering. Our manager will not be reimbursed for payment of any such fees or expenses.
The foregoing summary of the terms of the Broker-Dealer Agreement does not purport to be complete and is qualified in its entirety by reference to the Broker-Dealer Agreement, a copy of which is filed as Exhibit 6.1.2. to this report.
Amendment and Restatement of Form of Subscription Agreements
In connection with the above, on October 5, 2020, our company amended and restated in their entirety the form of subscription agreement for each of the following series solely to include Dalmore as executing broker and establish its rights and duties as such: Series Gallery Drop 013, Series Gallery Drop 025, Series Gallery Drop 031, Series Gallery Drop 033, Series Gallery Drop 035, Series Gallery Drop 036, Series Gallery Drop 037, Series Gallery Drop 038, Series Gallery Drop 039, Series Gallery Drop 040, Series Gallery Drop 041 and Series Gallery Drop 042. Copies of the Subscription Agreements have been filed as Exhibits 4.11, 4.23, 4.29, 4.31, 4.33, 4.34, 4.35, 4.36, 4.37, 4.38, 4.39 and 4.40 to this report.
Amendment and Restatement of Escrow Agreements
In connection with the above, on October 5, 2020, the following series of our company each entered into an Amended and Restated Escrow Agreement (the “Escrow Agreement”) with NCPS, as escrow agent, and Dalmore, which agreements amend and restate in their entirety the escrow agreements between each such series, NCPS and our manager solely to include Dalmore as executing broker and establish its rights and duties as such: Series Gallery Drop 013, Series Gallery Drop 025, Series Gallery Drop 031, Series Gallery Drop 033, Series Gallery Drop 035, Series Gallery Drop 036, Series Gallery Drop 037, Series Gallery Drop 038, Series Gallery Drop 039, Series Gallery Drop 040, Series Gallery Drop 041 and Series Gallery Drop 042. Copies of the Escrow Agreements have been filed as Exhibits 8.19, 8.31, 8.37, 8.39, 8.41, 8.42, 8.43, 8.44, 8.45, 8.46, 8.47 and 8.48 to this report.
Launch of Liquidity Platform
Our manager launched an interface on the mobile app-based investment platform called Otis (the “Otis Platform”) that enables investors to indicate interest in buying and selling their holdings (the “Liquidity Platform”). Prior to the launch of the Liquidity Platform, our manager, as operator of the Otis Platform, engaged Dalmore to receive communications of indications of interest from the Liquidity Platform and execute trades.
Dalmore receives no brokerage fees in connection with the Liquidity Platform. Rather, our manager pays Dalmore a fixed monthly fee pursuant to the agreement between our manager and Dalmore.
Safe Harbor Statement

This Current Report on Form 1-U may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our offering circular, as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the Securities and Exchange Commission (which we refer to as the SEC), which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

EXHIBITS
The following exhibits are filed herewith:

Exhibit No.	Description
2.4	Second Amendment to the Limited Liability Company Agreement of Otis Gallery LLC
4.11	Form of Subscription Agreement for Series Gallery Drop 013 Interests
4.23	Form of Subscription Agreement for Series Gallery Drop 025 Interests
4.29	Form of Subscription Agreement for Series Gallery Drop 031 Interests
4.31	Form of Subscription Agreement for Series Gallery Drop 033 Interests
4.33	Form of Subscription Agreement for Series Gallery Drop 035 Interests
4.34	Form of Subscription Agreement for Series Gallery Drop 036 Interests
4.35	Form of Subscription Agreement for Series Gallery Drop 037 Interests
4.36	Form of Subscription Agreement for Series Gallery Drop 038 Interests
4.37	Form of Subscription Agreement for Series Gallery Drop 039 Interests
4.38	Form of Subscription Agreement for Series Gallery Drop 040 Interests
4.39	Form of Subscription Agreement for Series Gallery Drop 041 Interests
4.40	Form of Subscription Agreement for Series Gallery Drop 042 Interests
6.1.1	Termination Agreement, dated October 5, 2020, between Otis Gallery LLC and North Capital Private Securities Corporation
6.1.2	Broker-Dealer Agreement, dated September 13, 2020, between Otis Gallery LLC and Dalmore Group, LLC
8.19	Amended and Restated Escrow Agreement, dated October 5, 2020, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Gallery Drop 013, a Series of Otis Gallery LLC
8.31	Amended and Restated Escrow Agreement, dated October 5, 2020, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Gallery Drop 025, a Series of Otis Gallery LLC
8.37	Amended and Restated Escrow Agreement, dated October 5, 2020, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Gallery Drop 031, a Series of Otis Gallery LLC
8.39	Amended and Restated Escrow Agreement, dated October 5, 2020, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Gallery Drop 033, a Series of Otis Gallery LLC
8.41	Amended and Restated Escrow Agreement, dated October 5, 2020, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Gallery Drop 035, a Series of Otis Gallery LLC
8.42	Amended and Restated Escrow Agreement, dated October 5, 2020, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Gallery Drop 036, a Series of Otis Gallery LLC
8.43	Amended and Restated Escrow Agreement, dated October 5, 2020, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Gallery Drop 037, a Series of Otis Gallery LLC

8.44	Amended and Restated Escrow Agreement, dated October 5, 2020, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Gallery Drop 038, a Series of Otis Gallery LLC
8.45	Amended and Restated Escrow Agreement, dated October 5, 2020, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Gallery Drop 039, a Series of Otis Gallery LLC
8.46	Amended and Restated Escrow Agreement, dated October 5, 2020, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Gallery Drop 040, a Series of Otis Gallery LLC
8.47	Amended and Restated Escrow Agreement, dated October 5, 2020, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Gallery Drop 041, a Series of Otis Gallery LLC
8.48	Amended and Restated Escrow Agreement, dated October 5, 2020, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Gallery Drop 042, a Series of Otis Gallery LLC

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2020	OTIS GALLERY LLC By: Otis Wealth, Inc., its managing member

/s/ Michael Karnjanaprakorn
Name: Michael Karnjanaprakorn
Title: Chief Executive Officer